Exhibit 99.9

NICE Wins Technology Project of the Year at the Retail Systems
Awards 2018

NICE Workforce Management stands out for driving increased employee engagement, enhanced visibility and cost savings for a UK based insurance provider

Hoboken, N.J., July 30, 2018 – NICE (Nasdaq: NICE) today announced that it has been awarded the Technology Project of the Year at the 13th Annual Retail Systems Awards together with a UK based insurance provider. NICE Workforce Management (WFM) won the award for delivering increased visibility into key performance indicators (KPIs), improving employee engagement, enabling the contact center to absorb significantly more calls as well as expanding flexibility of planning activities for the insurance provider.

Over a 12-month period, NICE delivered increased efficiency through effective intraday planning, which resulted in significant savings for the insurance provider that has a 500-seat contact center and over 100 branches across the UK. A key benefit NICE WFM drove for the insurance provider was increased engagement with employees via expanded scheduling flexibility. By automating employee change requests for holidays, schedule trade, breaks and lunches and more, the NICE solution allowed the insurance provider to easily and quickly address their staff's needs. Using NICE WFM, the insurance provider was also able to publish offline activities more than a month in advance, allowing their agents and managers time to prepare in advance.

John O'Hara, President NICE EMEA, said: "Winning this award is yet another affirmation of the expansive benefits that the NICE WFM solution delivers and how it can change the game for our customers. Improving experiences, both for clients as well as for employees, in today's economy is crucial to an organization’s success, and NICE's innovative product offering is geared to helping customers capitalize on this and lead in their domain."

NICE WFM puts enterprises on the path to excellent customer experience by increasing engagement with and empowering agents, as well as delivering visibility across the front and back offices. By optimizing scheduling, automating time-consuming process tasks, enabling proactive responses in real-time to changing conditions and harnessing artificial intelligence (AI) to deliver accurate forecasting, the solution drives effective planning of contact center operations and positively influences the bottom line. Customers can also leverage the power of cloud by selecting a cloud model to scale or expand as needed simply and flexibly.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.